Exhibit (a)(6)

The following is a copy of a joint press release issued on January 15, 2008 by Teradyne, Inc. and Nextest Systems Corporation.

Teradyne and Nextest Systems Corp. Announce Early Termination of Hart-Scott-Rodino Waiting Period

North Reading, MA – January 15, 2008 – Teradyne, Inc. (NYSE: TER) and Nextest Systems Corporation (NASDAQ: NEXT) jointly announced today that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, as amended, with respect to Teradyne’s tender offer of the outstanding shares of Nextest Systems Corporation.

On December 21, 2007, NAC Equipment Corporation, a direct wholly owned subsidiary of Teradyne, commenced a tender offer to acquire all outstanding shares of common stock of Nextest, at a price of $20.00 per share, in cash, pursuant to a previously announced Agreement and Plan of Merger among, Teradyne, NAC, and Nextest, dated December 11, 2007. The tender offer and any withdrawal rights to which Nextest’s stockholders may be entitled will expire at midnight, New York City time, at the end of January 23, 2008, unless the offer is extended.

About Teradyne, Inc.

Teradyne (NYSE: TER) is a leading supplier of Automatic Test Equipment used to test complex electronics used in the consumer electronics, automotive, computing, telecommunications, and aerospace and defense industries. In 2006, Teradyne had sales of $1.36 billion from continuing operations, and currently employs about 3,600 people worldwide. For more information, visit www.teradyne.com. Teradyne (R) is a registered trademark of Teradyne, Inc. in the U.S. and other countries. All product names are trademarks of Teradyne, Inc. (including its subsidiaries).

About Nextest Systems Corp.

Nextest is a low-cost leader in the design and manufacture of Automatic Test Equipment (ATE) for flash memory and System-On-Chip semiconductors. Nextest’s products address the growing demand from manufacturers for ATE with increased throughput, functionality and reliability, while reducing time to market and cost of test. Nextest has shipped over 1,900 systems to more than 70 semiconductor companies worldwide. Further information is available at www.nextest.com.

Notice To Investors

This press release is for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to purchase shares of Nextest common stock are being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Teradyne, Inc. and NAC Equipment Corporation have filed with the SEC on a Tender Offer Statement on Schedule TO. Nextest also has filed a Solicitation/Recommendation Statement on Schedule 14D-9. Nextest stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Additionally, stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer. Nextest stockholders and other investors may obtain copies of these materials without charge from the SEC through the SEC’s website www.sec.gov, from Georgeson, Inc., the information agent for the offer, at (800) 733-6092 (banks and brokers at (212) 440-9800), from Goldman Sachs, the Dealer Manager for the tender offer, toll-free at (800) 323-5678 or collect at (212) 902-1000, or from Teradyne, Inc., Investor Relations, 600 Riverpark Drive, North Reading, Massachusetts 01864.

Safe Harbor Statement

The forward-looking statements included in this release are made only as of the date of publication. Except as otherwise required by law, Teradyne disclaims any intention or obligation to update any forward-looking statements as a result of development occurring after the date of this press release.

This release contains forward-looking statements regarding the proposed acquisition of Nextest, the expected timetable for completing the transaction, future business prospects and market conditions and benefits and synergies of the transaction. Such statements are based on the current assumptions and expectations of Teradyne’s management and are neither promises nor guarantees. You can generally identify these forward-looking statements based on the context of the statements and by the fact that they use words such as “will,” “anticipate,” “expect,” “project,” “intend,” “plan,” “believe,” “target” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. There can be no assurance that management’s estimates of our future results will be achieved. Important factors that could cause actual results to differ materially from those presently expected include: conditions affecting the markets in which Nextest operates; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; Teradyne’s ability to successfully integrate Nextest’s operations with its existing operations; the ability to realize anticipated synergies and cost savings; and other events, factors and risks previously and from time to time disclosed in filings with the SEC, including, but not limited to, Teradyne’s annual report on Form 10-K for the fiscal year ended December 31, 2006 and Nextest’s annual report on Form 10-K for the fiscal year ended June 30, 2007.

Contacts:

Teradyne, Inc.

Tom Newman, 978-370-2425

VP, Corporate Relations

or

Nextest Systems Corp.:

GEM Agency

Connie Berar, 408-529-4694